Mail Stop 3561

**June 9, 2006**

Gregg C. Johnson
Secretary
Skye International, Inc.
7150 West Erie Street
Chandler, AZ  85226

> **RE:   Skye International, Inc.**
> **Item 4.01 Form 8-K filed June 8, 2006**
> **File No. 0-27549**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise to state if there were any disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) with its report.  See Item 304(a)(1)(iv)(A) of Regulation S-B.  We do not believe the disclosure in the fifth paragraph of your filing is sufficiently clear to satisfy this requirement.  For example, it is not clear what the word "other" refers to in the fifth paragraph.  Please revise or advise.

2.  Please revise to file the letter required by Item 304(a)(3) of Regulation S-B.  It is noted that the letter you filed as Exhibit 16 to the Form 8-K is not the letter required by this Item.  The fourth paragraph of your disclosure also refers to another letter from the former accountants regarding their resignation, that letter is also not the letter required by Item 304(a)(3) of Regulation S-B.

3.  You have disclosed information with respect to the engagement of new accountants in the second and sixth paragraphs of the filing.  You may want to consider placing these disclosures together since they relate to the same topic.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response.  Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file.  Please note that the letter from the former accountants is required to be filed within 10 business days for the filing of the Form 8-K.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,


Michael Moran
Branch Chief